Exhibit E

FY2002
Report on National Grid USA Money Pool
($000's)
Company	Avg. Invest.	Max. Invest,	Min. Invest.	Investment At 3/31/2002
National Grid USA	$121,952	$461,250	$ 0	$461,250
Massachusetts Electric Co.	0	0	0	0
New England Power Co.	102,444	150,25	22,075	99,300
The Narragansett Electric Co.	0	0	0	0
Granite State Electric Co.	793	4,150	0	3,600
Nantucket Electric Co.	0	0	0	0
National Grid USA Service Company, Inc.	18,087	45,650	0	0
New England Electric Transmission Corporation	0	0	0	0
New England Energy Incorporated	57	100	0	0
New England Hydro-Transmission Electric Company (NEHTEC)	2,212	5,075	0	3,950
New England Hydro-Transmission Corporation (NEHTC)	25	2,050	0	0
EUA Energy Investments Inc.	6,976	8,425	4,150	8,375